August 4, 2010

Re:	MediaMind Technologies Inc. (formerly known as Eyeblaster, Inc.) Amendment No. 3 to Registration Statement on Form S-1 Filed July 26, 2010 File No. 333-165379

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 4561

Washington, D.C. 20549

Dear Ms. Collins:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 28, 2010 with respect to Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by MediaMind Technologies Inc. (the “Company”) on July 26, 2010. For your convenience, we have reproduced the Staff’s comment preceding the response.

In connection herewith, we are filing Amendment No. 4 (the “Amendment”) to the Registration Statement to add financial information as of, and for the six months ended, June 30, 2010. All page references are to the version of the Amendment filed on the date hereof. For your convenience, we have enclosed four copies of the Amendment marked to show changes from the Registration Statement. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acceleration of Stock Option Expense Upon IPO, page 42

1.

We note your disclosures on page 42 regarding the options to purchase 73,922 shares of common stock held by certain executive officers and directors that will vest immediately upon effectiveness of this offering and options to purchase 73,922 shares of common stock that will vest in twelve equal monthly installments until the one-year anniversary of this offering. Please reconcile this information to the disclosures on page F-25 where you indicate that 686,546 options will be subject to accelerated vesting upon a qualified IPO. To the extent that additional options will also vest upon the effectiveness of this offering, then revise your disclosures on page 42 to include a discussion of such grants and the additional compensation expense (along with the per share impact) that you will record in the quarter in which this offering occurs.

Response: The difference between the numbers on page 42 and page F-25 was because (i) the numbers on page F-25 were as of June 30, 2010, whereas the numbers on page 45 also accounted for options that would vest between June 30, 2010 and the expected effective date of the IPO, (ii) the number on page F-25 included not only options that would vest upon a Qualified Initial Public Offering (“QIPO”) but also options that would vest upon a change of control and (iii) the numbers on page 42 had inadvertently not been adjusted for the 2:1 stock split. The Company has revised the disclosure on page 42 to account for the stock split and, to provide greater clarity, the Company has also revised the disclosure to disclose the options to be accelerated upon a QIPO as of June 30, 2010 as well as upon the expected effective date of this offering. The Company has also revised the disclosure on page F-25 in order to disclose the number of options to be accelerated upon a change of control or QIPO events, separately from the options to be accelerated only upon a change of control event.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Mark P. Shuman (Securities and Exchange Commission, Division of Corporation Finance)
Katherine Wray (Securities and Exchange Commission, Division of Corporation Finance)
Melissa Kindelan (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Gal Trifon, President and Chief Executive Officer
c/o Sarit Firon, Chief Financial Officer
MediaMind Technologies Inc.
Via facsimile (646) 274-6028

Colin Diamond Joshua G. Kiernan
White & Case LLP
Via facsimile (212) 354-8113